

August 16, 2007

Room 7010

James S. Sawyer
Senior Vice President and Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-11037**

Dear Mr. Sawyer:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9a. Controls and Procedures, page 13

1. We note your disclosure that your chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. Please revise, in future filings, your definition to also clarify, if true,

that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Note 6 – Income Tax, page 50

2. We note that you have recorded a 100% valuation allowance related to $230 million of NOLs in a Brazilian subsidiary. Tell us supplementally and expand future filings to address why this valuation allowance is necessary. Specifically address the financial condition of this subsidiary and whether the valuation allowance is an indicator that its long-term assets, including goodwill, may be impaired.

Form 10-Q for the Quarter Ended March 31, 2007

Note 11. Income Taxes – Adoption of FIN 48

3. We note your disclosure regarding the $309 million reserves for unrecognized income tax benefits as well as accrued interest and penalties of $31 million that if recognized would be recorded as a benefit to income tax expense. Please revise future filings to clarify where you have classified this on your balance sheet and tell us how your classification complies with paragraph 17 of FIN 48.

Further tell us how you have considered the sufficiency of your contractual obligation table in your Form 10-K in light of these unrecognized tax benefits. Note that a narrative disclosure should be provided for any material effects of FIN 48 liabilities on the prior year end table of contractual obligations based on Instruction 7 to Regulation S-K Item 303(b) in your interim periods. Please revise future filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are

James S. Sawyer
Praxair, Inc.
August 16, 2007
Page 3
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief